ISSUED ON BEHALF OF RELX PLC

Director/PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Henry Udow
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 14 51/116p each ('Ordinary Shares') ISIN: GB00B2B0DG97
b)	Nature of the transaction	Vesting of a conditional share award granted in March 2016 over Ordinary Shares under the RELX Group plc Executive Share Option Scheme 2013. There is no price payable on the vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	4,526
d)	Aggregated information - Aggregated volume - Price	4,526 Nil
e)	Date of the transaction	2019-03-15
f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 14 51/116p each ('Ordinary Shares') ISIN: GB00B2B0DG97
b)	Nature of the transaction

Sale of Ordinary Shares to meet personal tax and social security obligations arising from the vesting of a conditional share award granted in March 2016 under the RELX Group plc Executive Share Option Scheme 2013.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.6881	1,034
d)	Aggregated information - Aggregated volume - Price	1,034 £16.6881
e)	Date of the transaction	2019-03-15
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of 14 51/116p each ('Ordinary Shares') ISIN: GB00B2B0DG97
b)	Nature of the transaction

Sale of Ordinary Shares to meet personal tax and social security obligations arising from the vesting of a conditional share award granted in March 2016 under the RELX Group plc Executive Share Option Scheme 2013.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
	€19.5084		1,095
d)	Aggregated information - Aggregated volume - Price		1,095 €19.5084
e)	Date of the transaction		2019-03-15

f)	Place of the transaction	Euronext Amsterdam Stock Exchange (XAMS)